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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 000-21393
CUSIP NUMBER 811699 10 7

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ibis Technology Corporation
Full Name of Registrant

N/A
Former Name if Applicable

32 Cherry Hill Drive
Address of Principal Executive Office (Street and Number)

Danvers, Massachusetts 01923
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

                Ibis Technology Corporation (“Ibis”) has learned from KPMG LLP (“KPMG”), Ibis’ independent registered public accounting firm, that KPMG requires additional time to review Ibis’ financial statements for the year ended December 31, 2007 in order to afford sufficient time to conduct an impairment analysis with respect to Ibis’ assets.  Ibis expect to file its Form 10-K on or before April 15, 2008 (the fifteenth calendar date following the prescribed due date, as permitted by Rule 12b-25).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	William J. Schmidt	978	777-4247
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Ibis anticipates that it will record an asset impairment charge, ranging from approximately $3.0 million to $4.0 million.  In addition, Ibis expects that, in the audit report on its financial statements as of and for the year ended December 31, 2007, KPMG will express substantial doubt about Ibis’ ability to continue as a going concern.

     This form contains forward-looking statements (statements that are not historical facts). These statements, such as Ibis’ statements regarding the anticipated asset impairment charge, KPMG’s going concern opinion and the expected date of filing of its Form 10-K, are based upon assumptions and estimates that might not be realized and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include the time required to complete the impairment analysis,  the results of such analysis, and the time required for KPMG to complete its review of Ibis’ financial statements.

IBIS TECHNOLOGY CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

IBIS TECHNOLOGY CORPORATION

Date:	March 31, 2008	By:	/s/ William J. Schmidt
William J. Schmidt
Chief Financial Officer
(Principal Financial and Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).